Forever Young Technologies, Inc.
Statement of Comprehensive Income
(Unaudited)

	For the Period May 12, 2020 (Inception) to July 31, 2020
Revenue	$ -
Expenses:	
Selling	2,000
General and Administrative	10,000
Total expenses	12,000
Net loss	$ (12,000)